JPMORGAN CHASE & CO.

270 Park Avenue

New York, New York 10017

JPMORGAN CHASE FINANCIAL COMPANY LLC

383 Madison Avenue, Floor 21

New York, New York 10179

March 8, 2018

VIA EDGAR

Re:	JPMorgan Chase & Co.
JPMorgan Chase Financial Company LLC
Registration Statement on Form S-3
File Nos. 333-222672 and 333-222672-01
Withdrawal of Acceleration Request

Era Anagnosti

Acting Assistant Director

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Anagnosti:

JPMorgan Chase & Co. (“JPMorgan Chase”) and JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) respectfully withdraw their request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 set forth in a letter, dated March 6, 2018, from JPMorgan Chase and JPMorgan Financial.

If you should have any questions regarding this request, please do not hesitate to contact our counsel, Simpson Thacher & Bartlett LLP, by calling Lesley Peng at (212) 455-2202.

Thank you for your assistance in this matter.

Very truly yours,

JPMorgan Chase & Co.

By:	/s/ Stephen B. Grant
Name:	Stephen B. Grant
Title:	Managing Director & Associate General Counsel

JPMorgan Chase Financial Company LLC

By:	/s/ Patrick Dempsey
Name:	Patrick Dempsey
Title:	Treasurer & Managing Director

cc:	Securities and Exchange Commission

David Gessert